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19005458

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 15 2019

Washington, DC

SEC FILE NUMBER
8-67165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trestle Point LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3604 Classic Drive South

(No. and Street)

Memphis   TN   38125
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – if individual, state last, first, middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, John Sampietro, JR _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trestle Point LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO, CCI, AML CCO
_____
Title

Megan Wilson
_____
Notary Public

commission expires 3-30-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRESTLE POINT, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2018

With Report of Independent Registered Public Accounting Firm

TRESTLE POINT, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Trestle Point, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trestle Point, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trestle Point, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trestle Point, LLC 's management. Our responsibility is to express an opinion on Trestle Point, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trestle Point, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Trestle Point, LLC 's financial statements. The Supplemental Information is the responsibility of Trestle Point, LLC 's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Trestle Point, LLC 's auditor since 2017.

Austin, Texas
February 13, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TRESTLE POINT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	13,107
Prepaid expenses		4,274
TOTAL CURRENT ASSETS		17,381
Furniture, fixtures and equipment, net		1,613
TOTAL ASSETS	$	18,994

LIABILITIES

Accounts payable	$	3,897
TOTAL CURRENT LIABILITIES		3,897

MEMBERS' EQUITY

MEMBERS' EQUITY		15,097
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	18,994

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2018

REVENUES:		
Commissions revenue	$	35,251
Other income		6,579
Reimbursed expenses		1,148
TOTAL REVENUES		42,978
EXPENSES:		
Related party commission		28,177
Professional fees		24,235
Related parties professional fees		8,850
Regulatory fees		15,335
Depreciation		1,009
Other expenses		1,966
Insurance		1,345
TOTAL EXPENSES		80,917
NET LOSS		(37,939)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

- 3 -

TRESTLE POINT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2018

Members' Equity, Beginning of Year	$	24,036
Net loss		(37,939)
Capital contributions		29,000
Members' Equity, End of Year	$	15,097

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(37,939)
Adjustments to reconcile net loss to net cash used in	
operating activities	
Depreciation	1,009
Changes in assets and liabilities	
Commissions receivable	1,000
Prepaid expenses	6,264
Accrued commissions payable	(800)
Accounts payable	2,147
NET CASH USED IN OPERATING ACTIVITIES	(28,319)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	29,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	29,000
NET INCREASE IN CASH	681
CASH, BEGINNING OF YEAR	12,426
CASH, END OF YEAR	$ 13,107

TRESTLE POINT, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(1)   Description of business

Trestle Point, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company ("LLC") formed May 12, 2005. The Company's registration as a broker-dealer with the SEC and FINRA became effective May 23, 2006.

The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and its primary business is the private placement of investment products. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2)   Liquidity and capital resources

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company has historically funded its operations through commission revenue and equity contributions. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

(3)   Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Commissions receivable - Commissions receivable represents commissions due for services provided to its customers. The Company does not require collateral for commissions receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence, believes commissions receivable are stated at the

6

net realizable value and credit risk exposure is limited. Account balances with invoices over 90 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of December 31, 2018 are collectible and, therefore no allowance has been provided for uncollectible accounts.

Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue from contracts with commissions includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

Furniture Fixtures and Equipment – Furniture fixtures and equipment are recorded at cost and are depreciated using the straight-line method of depreciation over their estimated useful lives. Furniture fixtures and equipment are depreciated over seven years. Upon disposal furniture fixtures and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

7

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. As of December 31, 2018, there are no uncertain tax positions.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents and accounts payable. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

Recent Accounting Pronouncements – Revenue Recognition – In May 2014, the Financial Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rule-based U.S. GAAP governing revenue recognition with a principle-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, the Company's revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

(4)   **Furniture, fixtures and equipment**

Furniture, fixtures and equipment consists of the following at December 31:

Cost	
Furniture, fixtures and equipment	$ 7,869
Less accumulated depreciation	(6,256)
Furniture, fixtures and equipment, net	$ 1,613

The Company recorded $1,009 in depreciation expense for the year ending December 31, 2018.

(5)   **Members' equity**

The Company is a wholly owned subsidiary of Trestle Point Partners, LLC, the parent company. The Company was formed on May 12, 2005 as a limited liability company in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneous with the formation of the Company, the Company's members entered into an operating agreement on May 13, 2005 (the "Operating Agreement"). Capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement. In 2018, $29,000 capital was contributed.

(6)   **Related party transactions**

The Company paid $850 for tax return preparation services provided by one member and $34,177 to another member for commissions and compliance services.

(7)   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net debt to capital ratio would exceed 10 to 1).

The Company currently operates pursuant to the customer protection exemption (k)(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At December 31, 2018, the Company had net capital of $9,210 which was $4,210 in excess of its required net capital of $5,000. The Company's net capital ratio was .42 to 1 as of December 31, 2018.

TRESTLE POINT, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(8) Commitments and contingencies

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of December 31, 2018, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(9) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commissions revenue earned from one customer comprised approximately 75% of commission revenue for the year ended December 31, 2018.

(10) Subsequent events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date which the financial statements were available to be issued. During January, 2019 the Company received $14,000 in capital contributions.

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TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

NET CAPITAL

Total members' equity	$	15,097
Deductions and/or charges:		
Furniture, fixtures and equipment, net		1,613
Prepaid expenses		4,274
Total deductions		5,887
Net Capital	$	9,210
Aggregate indebtedness:		
Accounts payable		3,897
Total aggregate indebtedness	$	3,897
Computation of basic net capital requirement		
Minimum net capital required greater of $5,000 or 6 2/3% of aggregate indebtedness	$	5,000
Net capital in excess of minimum requirement	$	4,210
Net capital less greater of 10% aggregate indebtedness or 120% of minimum net capital required		3,210
Ratio: Aggregate indebtedness to net capital		42%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2018. As reported by Trestle Point LLC on January 11, 2019.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Trestle Point, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report for the year ended December 31, 2018, in which (1) Trestle Point, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trestle Point, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Trestle Point, LLC stated that Trestle Point, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trestle Point, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trestle Point, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 13, 2019



Informed Capital

February 13, 2019

Management's Exemption Report

Trestle Point, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. $240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. $ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. $ 240.15c3-3 under the following provisions of 17 C.F.R. $ 240.15c3-3 (k)(2)(i), (the "Exemption Provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. $ 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception

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Trestle Point, LLC

I, John Sampietro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John D. Sampietro, Jr.